Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

04046206

30 October 2004

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

dlw 11/23

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

New Zealand Address:
The Secretary
Cue Energy Resources Limited
BDO House
99-105 Customhouse Quay
Wellington
New Zealand
Fax No: (64) 4 473 3582

Australian Address:
The Secretary
Cue Energy Resources Limited
Level 25
500 Collins Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9629 7318

Notice is hereby given that an Annual Meeting of shareholders of **Cue Energy Resources Limited** (the *Company*) will be held at 2nd Floor, BDO House, 99-105 Customhouse Quay, Wellington, New Zealand, on the 26th day of November 2004, commencing at 10.30am for the purpose of transacting the following items of business.

Business

1. Election of Directors

In accordance with the Company's Constitution, Mr Richard Tweedie and Mr Kenneth Hoolihan retire by rotation and, being eligible, offer themselves for re-election.

Approval for each director standing for election will be put as a separate resolution.

2. Auditors

To record the re-appointment of PKF as auditors of the Company and to authorise the Board of Directors to fix their remuneration for the ensuing year.

3. Migration of the Company to Australia by Registration as a Company Limited by Shares pursuant to the Corporations Act 2001 of Australia ("the Corporations Act")

To consider, and if thought fit, to pass the following special resolution:

"That, subject to compliance with the requirements of each of the Corporations Act and the Companies Act 1993 (as amended) of New Zealand ("the New Zealand Act"), the Company make application for removal from the New Zealand Register of Companies pursuant to the provisions of the New Zealand Act and for registration as a public company limited by shares pursuant to the provisions of Section 601BC of the Corporations Act with the intent that the Company's domicile and place of incorporation be changed from New Zealand to Australia with the Company becoming registered as a company limited by shares in Victoria, Australia." This includes the change in listing status on NZX to one of an overseas listed issuer. The Company would be complying with ASX listing rules but not being required to comply with all NZX listing rules as an overseas listed issuer.

4. Issue of New Capital

To consider, and if thought fit, to pass the following as an ordinary resolution:

"That in accordance with the provisions of clause 20 of the Company's Constitution and Listing Rule 7.3.1 of the Listing Rules of New Zealand Stock Exchange ("the Listing Rules"), the directors of the Company be authorised to place up to 100,000,000 ordinary shares in the capital of the Company each credited as fully paid with such placement to be made, in accordance with Listing rule 7.3.2 (b) of the Listing Rules, within 3 months from the date on which this resolution is passed and to be at an issue price per share of not less than 80% of the average market price for securities of that class as would be determined in relation to such an issue if made in accordance with the provisions of listing rule 7.3.3 of the listing rules of Australian Stock Exchange Limited."

5. Revocation and Adoption of New Constitution

To consider, and if thought fit, to pass the following special resolution:

"That, in lieu of the present Constitution of the Company, there is adopted as the Constitution of the Company, a Constitution in the form of the proposed Constitution, a copy of which shall be tabled at the meeting and marked with the letter "A" and signed by the Chairman for the purposes of identification."

6. General Business

To consider any other business which may properly be submitted to the meeting.

Explanatory Notes

1. Special and Ordinary Resolutions

Resolutions 1, 2 and 4 are ordinary resolutions which, to be passed, require at least 50% of the votes cast by members entitled to vote on the resolution to be voted in favour of the resolution.

Resolutions 3 and 5 are special resolutions which, to be passed, require at least 75% of the votes cast by members entitled to vote on the resolution to be voted in favour of the resolution.

2. Resolution 3 - Migration of the Company to Australia

The Company's operating office is in Australia and a significant majority of the Company's shareholders are Australian residents. The Company has no operations in New Zealand.

It is the opinion of the Board that the interests of the Company are best served by moving the domicile and incorporation of the Company to Australia. The following information is provided for members' consideration in relation to this resolution.

2.1 The removal of the Company from the New Zealand Register of Companies under Section 351 of the New Zealand Act and the registration of the Company as a Company limited by shares under the Corporations Act does not create a new legal entity, affect the Company's existing property rights or obligations or affect or render defective any legal proceedings by or against the Company or its members. From all practical points of view, the Company remains the same legal entity subject to the same legal rights and liabilities. As between the Company and the members those rights will change to the extent that the Company and its relationship with its members will be governed by the Corporations Act and not by the New Zealand Act. Further, because a new Constitution is to be adopted as part of the process, there will be minor changes to the rights of the members pursuant to that

Constitution. Members should, however, note that the Company's existing Constitution is compliant with the Listing Rules of ASX and will remain so.

2.2 Under the Corporations Act, the Company will be registered in Australia as a Company limited by shares which is its status under the New Zealand Act.

2.3 Under the New Zealand Act the transfer of registration requires various statutory approvals including obtaining written notice from the Commissioner of Inland Revenue in New Zealand that he has no objection to the Company being removed from the New Zealand Register under the New Zealand Act.

2.4 The Company is resident in New Zealand for tax purposes under the Income Tax Act 1994 by virtue of being incorporated in New Zealand but, by virtue of the provisions of the New Zealand/Australia Double Tax Agreement ("the DTA") the Company is tax resident in Australia by virtue of its place of effective management being situate in Australia and the Company only pays tax in New Zealand on a limited amount of interest income earned on its New Zealand bank accounts and deposits. In practice, the change in country of registration will make minimal (if any) difference to the Company from a taxation point of view. There are various taxation issues which apply when a New Zealand company transfers its place of registration out of New Zealand, however, as the Company does not pay dividends, has no fixed assets in New Zealand nor any financial arrangements other than its New Zealand denominated interest bearing bank deposits as reflected in the Company's financial statements, such other potential tax issues do not arise in the particular case of the Company transferring its registration.

2.5 The transfer of registration to Australia will not, under New Zealand tax laws, result in any deemed disposition by any New Zealand or other shareholder of their shares nor create any deemed distributions by the Company to its shareholders which might otherwise be taxable under New Zealand tax laws.

2.6 The Company is not GST registered in New Zealand and not required to be and, consequently, there will be no GST issues which arise under New Zealand law in relation to the transfer of registration.

2.7 The change in listing status will result in the Company being subject to ASX listing rules but not being required to comply with all NZX listing rules as an overseas issuer.

Cue will continue to be quoted on NZX and all announcements will continue to be provided to NZX.

The change will take place once all statutory requirements have been satisfied whereupon an announcement will be made to the respective exchanges. Until this time the Company will continue to be subject to NZX listing rules as usual.

For the above reasons, the directors anticipate that all approvals to change incorporation and listing status as contemplated should be readily granted. The change will take place as soon as possible after the General Meeting.

When the Company's registration as a public company limited by shares under the Corporations Act comes into effect, an appropriate announcement will be made to the respective exchanges.

3. Resolution 4 - Revocation and Adoption of New Constitution

It is proposed subject to compliance with regulatory requirements the Company's domicile and place of incorporation be changed from New Zealand to Victoria, Australia.

Accordingly, shareholders are being asked to adopt a new Constitution compliant with the Corporations Act and ASX listing rules. The new Constitution incorporates the Rules by reference rather than setting them out in the Constitution.

This new approach means that the Company should minimise the need to alter its Constitution to reflect future Rule changes. However, people wishing to understand the Company's constitutional obligations will need to refer to the Rules themselves (a full copy of which is available at www.asx.com.au).

To further simplify the Company's Constitution, the new Constitution does not generally refer to specific sections of the Corporations Act. While cross-references to the Corporations Act occur they are minimised and this again should reduce the need for the Company to amend its Constitution each time the Corporations Act is amended.

ASX has approved the proposed new Constitution.

The new Constitution will not materially affect the rights attached to the Company's shares, nor impose or remove any restrictions on the Company's powers. The Company has sought from NZX and been granted a waiver from NZX listing rules 3.1.1(a) - (requirement to contain certain provisions within the Constitution) and 6.1.3 (requirement to obtain an independent solicitor's opinion on the proposed new Constitution) on the conditions that:

i) shareholder approval is obtained on resolution 3.

ii) If shareholder approval is not obtained on resolution 3 then the Company will be required to amend its Constitution within 6 months of this General Meeting to make it compliant with NZX listing rules.

iii) If within 12 months of this General Meeting the transfer of incorporation has not been effected the Company will be required to amend its Constitution to make it compliant with the NZX listing rules.

A copy of the Company's current Constitution can be viewed at www.companies.govt.nz in the Company's online file. A copy of the proposed new Constitution can be viewed on the Company's website at www.cuenrg.com.au. Both the old and new Constitutions can also be viewed at the Company's office at Level 25, 500 Collins Street, Melbourne, Australia, during normal business hours.

4. Resolution 5 – Capital Raising

The Company seeks authority to place up to 100,000,000 shares in accordance with the provisions of Listing Rule 7.

In relation to the proposed placement of shares, the following information is provided:

4.1 **Maximum Number of Securities proposed to be placed**

The maximum number of securities proposed to be placed is 100,000,000 ordinary shares as set out in the resolution.

4.2 **Date by which Securities will be placed**

The securities will be placed, if at all by not later than 24th February 2005 being a date not more than 3 months from the date of the meeting. Depending on whether the proposed shares are placed in one or more tranches, placement will occur either at one time or progressively as such shares are placed.

4.3 **Price at which Securities proposed to be placed**

As set out in the resolution the securities are to be issued at an issue price per share of not less than 80% of the average market price for securities of that class as at the time of allotment as would be determined in relation to such an issue if made in accordance with the provisions of listing rule 7.3.3 of the listing rules of Australian Stock Exchange Limited.

4.4 **Names of allottees of Securities proposed to be placed**

The names of the proposed allottees of the shares are not known at this stage. No member who votes on this resolution will, or will be entitled to, participate in the placement. The shares will be placed in accordance with the requirements of the Corporations Act 2001 and the provisions of the Companies Act 1993 (as amended) of New Zealand to the extent to which such act is applicable at the time of placement. Placement will be to excluded offerees under Section 708 of the Corporations Act. Related parties will not participate in the proposed issue other than in accordance with all the applicable Listing Rules of Australian stock Exchange limited and /or New Zealand stock Exchange limited as applicable and the Corporations Act or the Companies Act 1993 (as amended) of New Zealand as applicable. No placement or allotment of any shares would be made where the effect of any such placement or allotment would result in a breach by either the Company or any proposed allottee of the takeover provisions of either the Corporations Act or the Companies Act 1993 (as amended) of New Zealand as applicable at the time at which any such placement or allotment is made.

4.5 **Terms of Securities proposed to be placed**

The securities will be ordinary shares which will rank pari passu with all other ordinary shares on issue with effect from the date of allotment.

4.6 **Use of funds raised**

The funds raised will be used as working capital generally and potentially for the development of the Oyong Oil and Gas field in the Sampang PSC, Indonesia.

4.7 **Voting Exclusion Statement: Proposed Allottees**

The Company advises that it will disregard any votes cast on the resolution by any proposed allottee or any associate thereof within the meaning of the Corporations Act. However, the Company will not disregard a vote if:

(a) it is cast by any such person or any of its associates as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting by Proxy

All shareholders entitled to attend and vote at the Meeting are entitled to appoint a proxy to attend and vote for them instead. A proxy need not be a shareholder of the Company. A proxy form is enclosed and, if used, must be lodged at either of the offices of the Company at the addresses shown above not less than 48 hours before the time for holding the meeting (i.e. before 10.30am on Wednesday, 24 November 2004).

By order of the Board
BDO Spicers
Secretary

26 October 2004
Wellington